Exhibit 99.1

PRESS RELEASE

ASPEN APPOINTS GROUP CHIEF OPERATING OFFICER

3 December 2021

Bermuda – Aspen Insurance Holdings Limited (“Aspen”) is pleased to announce the appointment of Rob Houghton as Group Chief Operating Officer (COO). Rob will be based in London and join the Group Executive Committee.

Rob will take up the role on the 3rd of January, succeeding Mike Cain ahead of his announced departure from Aspen in early 2022. In his role, Rob will oversee Aspen’s group operations and IT strategy and work closely with the Chief People and Transformation Officer and business line leaders to help deliver on Aspen’s group-wide transformation program.

Rob joins from MS Amlin where he was Group COO and, more recently, MS Amlin Business Services CEO. He has over 20 years of operations, IT and transformation experience across a range of sectors, including strong insurance experience. Rob has lived and operated on a global basis with recent experience across North America and Europe.

Mark Cloutier, Executive Chairman and Group Chief Executive Officer, said: “We are delighted to have appointed Rob to succeed Mike as Group COO. In addition to strong expertise in managing operations and IT within the insurance sector, Rob has a proven track record in supporting and delivering change management projects, which will be highly relevant as we continue to drive positive, long-term, transformation at Aspen. At the same time, we’re pleased Mike is continuing with us until February to ensure a smooth handover. Mike has made a significant contribution to our business and been an invaluable source of advice and counsel, and we wish him the very best in his future endeavors.”

Rob Houghton commented: “Aspen is a highly regarded business undertaking an ambitious transformation and the opportunity to become part of their journey is a compelling one. I look forward to getting started and working closely with Mark and the team.”

-Ends-

For further information:

Media

Josh Brekenfeld
Corporate Development and Communications Director
Josh.brekenfeld@aspen.co
07884 664801

Cecile Locurto
Vice President, Group Communications
Cecile.locurto@aspen.co
914-352.2828

About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2020, Aspen reported $13.2 billion in total assets, $7.2 billion in gross reserves, $3.0 billion in total shareholders’ equity and $3.7 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.

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